Filed by Boston Private Financial Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Charter Financial Corporation

In connection with the proposed merger of Charter Financial Corporation (“Charter Financial”) with and into Boston Private Financial Holdings, Inc. (“Boston Private”), Boston Private has filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) containing a proxy statement/prospectus dated March 27, 2007, and prospectus supplements No. 1 and 2 thereto, dated May 11, 2007 and May 17, 2007, respectively. All of these documents were mailed to Charter Financial shareholders. Investors are urged to read these materials, and any other documents filed by Boston Private with the SEC, because they contain or will contain important information about Boston Private, Charter Financial and the merger. Boston Private, Charter Financial and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of Charter Financial in connection with the merger. Information about the directors and executive officers of Boston Private and Charter Financial and information about any other persons who may be deemed participants in this transaction is included in the proxy statement/prospectus. The proxy statement/prospectus and other relevant materials, and any other documents filed by Boston Private with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, investors may obtain free copies of these documents by directing a written request to Boston Private Financial Holdings, Inc., Ten Post Office Square, Boston, Massachusetts 02109, Attn: Secretary, telephone (617) 912-3799.

THE FOLLOWING ARE (1) CORRESPONDENCE TO SHAREHOLDERS AND BROKERS; (2) FORM OF ELECTION AND LETTER OF TRANSMITTAL, AND (3) NOTICE OF GUARANTEED DELIVERY IN CONNECTION WITH THE PROPOSED MERGER OF CHARTER FINANCIAL WITH AND INTO BOSTON PRIVATE PURSUANT TO AN AGREEMENT AND PLAN OF MERGER DATED AS OF MARCH 3, 2007 BY AND BETWEEN BOSTON PRIVATE AND CHARTER FINANCIAL.

May 18, 2007

Dear Charter Financial Corporation Shareholder:

As you know, Boston Private Financial Holdings, Inc. (“Boston Private”) and Charter Financial Corporation (“Charter Financial”) have entered into an Agreement and Plan of Merger, dated as of March 3, 2007, pursuant to which Charter Financial would merge with Boston Private.

Completion of the merger is subject to approval of the merger agreement by the shareholders of Charter Financial as well as approval of various state and federal regulatory agencies. Charter Financial shareholders will vote on the merger at the annual meeting of shareholders to be held on June 1, 2007. By now, you should have received the proxy statement/prospectus for the annual meeting which, among other things, describes the terms of the planned merger and provides information about Boston Private, as well as two prospectus supplements, dated May 11, 2007 and May 17, 2007, respectively, to the proxy statement/prospectus, relating to Boston Private’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 that provide important information about Boston Private.

Assuming that the merger is approved by Charter Financial’s shareholders, you will have the right to elect to receive shares of Boston Private or cash, or a combination of both, in exchange for your shares of Charter Financial. You should be aware that the merger agreement includes allocation provisions in the event that Charter Financial shareholders elect to receive more Boston Private shares than are available or more cash than available. Thus, under the allocation provisions, you may be required to accept Boston Private common stock in connection with the merger, even if you elect to receive only cash in the merger, or to accept cash, even if you elect to receive only Boston Private common stock.

The election procedures you must follow to exchange your Charter Financial shares are explained in detail in the enclosed documents, which include:

1.	Letter to Shareholders regarding the Election and Exchange of Common Stock of Charter Financial Corporation;

2.	Form of Election and Letter of Transmittal, together with Instructions and Guidelines for Certification of Taxpayer Identification Number, and;

3.	Notice of Guaranteed Delivery.

We encourage you to read these documents carefully and make your election with respect to the consideration to be received in the merger by completing and returning the Form of Election and Letter of Transmittal before the deadline stated below. Please note that if you fail to return the election documents on a timely basis, you will receive whatever form of consideration is available after the electing shareholders have received their requested form of consideration under the allocation procedures. Neither Boston Private nor Charter Financial, nor their respective Boards of Directors makes any recommendation to any Charter Financial shareholder as to whether to elect Boston Private shares or cash in exchange for Charter Financial shares.

To assist us with this exchange, we have engaged Computershare Trust Company, N.A. to serve as exchange agent and The Altman Group to serve as information agent. Representatives from The Altman Group may contact you by phone to make sure you have received the election materials and to answer any questions you may have. If you need information or additional forms, please call toll free at (800) 240-4118.

Please note that the election materials must be received by the exchange agent by 5:00 p.m., Boston Time, on Monday, June 18, 2007. Again, we encourage you to read carefully the enclosed materials and consult with your financial advisor.

Sincerely,

Walter M. Pressey

President and Interim Chief Financial Officer

This communication is not a solicitation of a proxy from any shareholder of Charter Financial. Boston Private has filed with the Securities and Exchange Commission a Registration Statement on Form S-4, of which the April 23, 2007 proxy statement/prospectus, including Prospectus Supplements No. 1 and 2 thereto, that were mailed to Charter Financial shareholders are part. Boston Private and Charter Financial may file other relevant documents concerning the merger. You should read the proxy statement/prospectus, and any other relevant documents to be filed with the SEC, because they contain or will contain important information about Boston Private, Charter Financial and the merger. Investors may obtain the documents free of charge at the SEC’s website, www.sec.gov. Documents filed with the SEC by Boston Private are available free of charge by contacting Boston Private at (617) 912-3799.

Boston Private Financial Holdings, Inc.

Ten Post Office Square

Boston, Massachusetts 02109

May 18, 2007

Re: Election and Exchange of Common Stock of Charter Financial Corporation

TO THE HOLDERS OF COMMON STOCK OF CHARTER FINANCIAL CORPORATION

Boston Private Financial Holdings, Inc. (“Boston Private”) and Charter Financial Corporation (“Charter Financial”) have entered into an Agreement and Plan of Merger, dated as of March 3, 2007 pursuant to which Charter Financial would merge into Boston Private (the “merger”).

Completion of the merger is subject to the approval and adoption of the merger agreement by the shareholders of Charter Financial as well as the approval of various state and federal regulatory agencies. Charter Financial shareholders will vote to approve and adopt the merger at the annual meeting of shareholders to be held on June 1, 2007.

Exchange of Charter Financial Common Stock. Assuming approval and adoption of the merger agreement by Charter Financial’s shareholders, pursuant to the terms of the merger agreement, each share of common stock of Charter Financial, no par value per share (“Charter Financial common stock”), issued and outstanding immediately prior to the effective time of the merger (other than certain shares held by Boston Private and/or Charter Financial) will be automatically converted into the right on the part of the record holder to receive either cash or shares of common stock, par value $1.00 per share, of Boston Private (“Boston Private common stock”). For each of your shares of Charter Financial you will receive either $45.70 in cash (the “cash consideration”) or 1.5951 shares of Boston Private common stock (the “stock consideration”). All elections are subject to allocation to ensure that 40% of the outstanding shares of Charter Financial common stock will be converted into the right to receive cash consideration, and 60% of the outstanding shares of Charter Financial common stock will be converted into the right to receive stock consideration.

Each holder of shares of Charter Financial common stock should use the enclosed Form of Election and Letter of Transmittal to make an election with respect to the form of merger consideration to be received and to forward his or her certificate(s) representing shares of Charter Financial common stock to the Exchange Agent for exchange for either cash and/or certificate(s) representing shares of Boston Private common stock. You will not receive cash and/or shares of Boston Private common stock until the merger has been completed. If the merger is not completed (because the requisite shareholder vote or regulatory approvals are not received or for any other reason), your certificates will be returned to you.

Exchange Agent. Computershare Trust Company, N.A. is acting as Exchange Agent for the merger.

Information Agent. The Altman Group is acting as Information Agent for the merger.

Election. You must complete, sign and return the Form of Election and Letter of Transmittal (accompanied by your certificate(s) representing shares of Charter Financial common stock) in order to properly elect the form of consideration you wish to receive in the merger. You may elect to receive the following with respect to all shares of Charter Financial common stock held by you:

•	the stock consideration for each share of Charter Financial common stock and cash in lieu of any fractional share;

•	the cash consideration for each share of Charter Financial common stock;

•	the cash consideration for some of your shares of Charter Financial common stock and the stock consideration for the remainder of your shares of Charter Financial common stock; or

•	no preference with respect to the receipt of cash or stock, subject in each case to the allocation procedures set forth in the merger agreement.

To be effective, the Form of Election and Letter of Transmittal, properly completed, signed and accompanied by all related certificates of Charter Financial common stock, must be received by the Exchange Agent no later than 5:00 p.m., Boston time, on Monday, June 18, 2007 (the “Election Deadline”). If your Form of Election and Letter of Transmittal and related documents are not received by the Election Deadline, you will be considered to have had no preference as to the type of merger consideration you will receive for your shares. If you do not make an election, you will be allocated cash consideration and/or stock consideration depending on the election made by other Charter Financial shareholders.

Exchange Procedure. Cash and certificates representing shares of Boston Private common stock to which holders of Charter Financial common stock are entitled (plus cash for any fractional share interest as set forth below) will be forwarded to such holders after completion of the merger and upon surrender of the certificate(s) representing shares of Charter Financial common stock owned by them to the Exchange Agent in accordance with the Form of Election and Letter of Transmittal and accompanying Instructions. For your convenience in surrendering your certificate(s), a return envelope is enclosed.

Dividends. Holders of Charter Financial common stock who are entitled to receive Boston Private common stock will not be paid dividends declared on Boston Private common stock to which they are entitled until the certificate(s) representing their shares of Charter Financial common stock have been duly surrendered for exchange for certificate(s) representing shares of Boston Private common stock in accordance with the Form of Election and Letter of Transmittal and accompanying Instructions. Upon exchange of Charter Financial common stock for Boston Private common stock, a holder of Charter Financial common stock will be sent a check for any dividends (without interest) which may have accumulated on the shares of Boston Private common stock to which he, she or it was entitled.

Fractional Share Provisions. Only whole shares of Boston Private common stock will be issued as a result of the merger. Thus, holders of Charter Financial common stock who are otherwise entitled to a fractional share of Boston Private common stock will be entitled to receive from the Exchange Agent the cash value (without interest) of their fractional share interest. A Charter Financial shareholder would be entitled to a fractional share interest if the number of shares of Charter Financial common stock to be converted into Boston Private common stock does not equal a whole number.

Pursuant to the merger agreement, the amount paid shall be equal to the fractional share interest multiplied by the average of the last sale price of Boston Private common stock reported on the NASDAQ Global Select Market for the five (5) trading days preceding the closing of the merger. Such amount shall be paid to the former holder of Charter Financial common stock entitled to the fractional share interest, or his, hers or its designee, in accordance with the instructions in the boxes titled SPECIAL ISSUANCE INSTRUCTIONS or SPECIAL DELIVERY INSTRUCTIONS on the Form of Election and Letter of Transmittal.

Lost Certificates. Shareholders who have lost the certificates representing their shares of Charter Financial common stock should contact Charter Financial at 425-586-5014.

Questions. Inquiries relating to lost certificates and to the surrender of certificates representing shares of Charter Financial common stock should contact Charter Financial at 425-586-5014. All other inquires should be directed to the Information Agent, The Altman Group, at 800-240-4118.

Any other questions should be directed to Boston Private:

Boston Private Financial Holdings, Inc.

Ten Post Office Square

Boston, Massachusetts 02109

Attn: Margaret W. Chambers, Esq.

Tel.: (617) 912-1900

2

IMPORTANT

Complete and sign the Form of Election and the Letter of

Transmittal according to the INSTRUCTIONS sheet and

mail or deliver with your Charter Financial common stock certificate(s).

For your election to be effective, the Form of Election and

Letter of Transmittal (accompanied by your Charter Financial common stock certificate(s)) must be received by the Exchange Agent no later than 5:00 p.m., Boston Time, on Monday, June 18, 2007.

It is recommended that the transmittal of Charter Financial common stock certificates be made by registered mail, return receipt requested.

This communication is not a solicitation of a proxy from any shareholder of Charter Financial. Boston Private has filed with the Securities and Exchange Commission a Registration Statement on Form S-4, of which the April 23, 2007 proxy statement/prospectus, including Prospectus Supplements No. 1 and 2 thereto, that were mailed to Charter Financial shareholders are part. Boston Private and Charter Financial may file other relevant documents concerning the merger. You should read the proxy statement/prospectus, and any other relevant documents to be filed with the SEC, because they contain or will contain important information about Boston Private, Charter Financial and the merger. Investors may obtain the documents free of charge at the SEC’s website, www.sec.gov. Documents filed with the SEC by Boston Private are available free of charge by contacting Boston Private at (617) 912-3799.

3

To be effective, this Form of Election and Letter of Transmittal must be received by the Exchange Agent (identified below) no later than 5:00 p.m., Boston time, on Monday, June 18, 2007, together with (1) the certificate(s) representing all common shares of Charter Financial to which this Form of Election and Letter of Transmittal relates or (2) a properly completed Guarantee of Delivery with respect to the certificate(s). Delivery of Charter Financial common shares may also be made by book-entry transfer to the Exchange Agent’s account at the Depository Trust Company (“DTC”). See General Instruction 15.

FORM OF ELECTION

AND

LETTER OF TRANSMITTAL

to accompany certificates representing

common shares, no par value per share, of

CHARTER FINANCIAL CORPORATION

Please read and follow the accompanying instructions carefully and deliver to:

Computershare Trust Company, N.A., the Exchange Agent

by mail:	by overnight courier:

Computershare	Computershare
Attn: Charter Financial/Boston Private	Attn: Charter Financial/Boston Private
P.O. Box 859208	161 Bay State Drive
Braintree, MA 02185-9208	Braintree, MA 02184

For further information:     call The Altman Group, the Information Agent, at 800-240-4118

DESCRIPTION OF CHARTER FINANCIAL COMMON SHARES SURRENDERED

Name(s) of Record Holders) as Shown on the Certificate(s) and Address(es) of Such Record Holder(s)	Certificate(s) Being Surrendered (Attach Additional List if Necessary)

	Certificate Number	Number of Shares Represented by Each Certificate (or Covered by a Guarantee of Delivery)

Total Shares

Pursuant to the Agreement and Plan of Merger, dated as of March 3, 2007, by and between Boston Private Financial Holdings, Inc. (“Boston Private”) and Charter Financial Corporation (“Charter Financial”), and assuming approval of the merger of Charter Financial with Boston Private at the annual meeting of shareholders of Charter Financial to be held on June 1, 2007, the undersigned hereby surrenders to the Exchange Agent the certificate(s) representing the common shares, no par value per share, of Charter Financial (the “Charter Financial common shares”) owned of record by the undersigned as set forth herein, and hereby elects, in the manner indicated below, to have the Charter Financial common shares evidenced by such certificate(s) converted into the right to receive for each Charter Financial common share:

(a) 1.5951 shares of Boston Private common stock, par value $1.00 per share (the “Boston Private common stock”), plus cash in lieu of fractional shares (the “stock consideration”), and set forth in the merger agreement (the “stock election”); OR

(b) $45.70 in cash (the “cash consideration,” and, together with the stock consideration, the “merger consideration”), subject to adjustment as described in the proxy statement/prospectus dated April 23, 2007 (the “proxy statement/prospectus”), which was mailed to Charter Financial shareholders on or about April 30, 2007, and in the merger agreement (the “cash election”); OR

(c) the cash consideration with respect to a portion of the undersigned’s whole Charter Financial common shares evidenced by those certificate(s) as designated by the undersigned and the Stock Consideration with respect to the balance of the undersigned’s whole Charter Financial common shares evidenced by those certificate(s) as designated by the undersigned (the “mixed election”).

If the undersigned does not mark one of the election boxes below, the undersigned will be deemed to have indicated no preference as to the receipt of cash consideration or stock consideration (a “non-election”) and will receive merger consideration based on the results of the allocation procedures set forth in the merger agreement and described in the proxy statement/prospectus.

The undersigned understands that the election is subject to certain terms, conditions and limitations set forth in the merger agreement and described in the proxy statement/prospectus. A copy of the merger agreement is attached to the proxy statement/prospectus as Annex A. The merger agreement generally provides that, if the merger is completed, each share of Charter Financial common stock will be converted into the right to receive, according to each Charter Financial shareholder’s election, $45.70 in cash, without interest, or 1.5951 shares of Boston Private common stock, as you may designate in this Form of Election and Letter of Transmittal. However, under the merger agreement, Charter Financial and Boston Private have agreed that, regardless of the elections made by Charter Financial shareholders, 60% of the outstanding shares of Charter Financial common stock will be converted into shares of Boston Private common stock, and the remaining 40% of the shares will be converted into cash. Therefore, the stock and cash elections that you make may be subject to allocation to preserve this requirement. As a result, you could receive cash or shares of Boston Private common stock for greater or fewer Charter Financial shares than you specify in this Form of Election and Letter of Transmittal. If you make a non-election or if you fail to make a valid election, you may receive, in respect of those shares, cash, Boston Private common stock, or a mix of cash and shares of Boston Private common stock depending on, and after giving effect to, the number of valid cash elections and stock elections that have been made by other Charter Financial shareholders using the allocation procedures set forth in the merger agreement and described in the proxy statement/prospectus. A complete description of the merger and of the election and allocation procedures is included in the proxy statement/prospectus. Please read the proxy statement/prospectus carefully. Holders of Charter Financial common shares are urged to read the merger agreement and the proxy statement/prospectus in their entirety before completing this Form of Election and Letter of Transmittal.

The undersigned understands that the definitive terms pursuant to which the merger will be effected in accordance with the merger agreement, including the amount and form of consideration to be received by holders of Charter Financial common shares, the effect of this Form of Election and Letter of Transmittal, and certain conditions to the consummation of the merger, are summarized in the proxy statement/prospectus, and all of those definitive terms and conditions are set forth in full in the merger agreement. The undersigned also understands that different tax consequences may be associated with each of the election options, and the undersigned is aware that those consequences are summarized in general terms in the proxy statement/prospectus section entitled “Material United States Federal Income Tax Consequences”.

The undersigned hereby makes the following election for the undersigned’s Charter Financial common shares owned of record and surrendered herewith:

ELECTION

Check one of the boxes below:

☐	Stock Election: exchange all shares for stock – 1.5951 shares of Boston Private common stock for each Charter Financial common share, plus cash in lieu of any fractional shares.

☐	Cash Election: exchange all shares for cash – $45.70 per share

☐	Mixed Election*

Shares of Charter Financial common stock converted into a cash payment of $45.70 per share

Shares of Charter Financial common stock converted into 1.5951 shares of Boston Private common stock for each Charter Financial share, plus cash in lieu of any fractional shares

* Please note that the total number of shares specified above should equal the total number of shares of Charter Financial common stock you own of record.

The undersigned may be deemed to have made a non-election if, with respect to any Charter Financial common shares held thereby:

(a) None of the above elections is made; or

(b) More than one of the above elections is made; or

(c) The undersigned fails to follow the instructions on this Form of Election and Letter of Transmittal (including failure to submit share certificate(s), confirmation of a book-entry transfer of the shares into the Exchange Agent’s account at DTC or a Guarantee of Delivery) or otherwise fails to properly make an election; or

(d) A completed Form of Election and Letter of Transmittal (including submission of the holder’s share certificate(s), confirmation of a book-entry transfer of the shares at DTC or a Guarantee of Delivery) is not received by the Exchange Agent by 5:00 p.m., Boston time on Monday, June 18, 2007 (the “Election Deadline”); or

(e) The undersigned returns this Form of Election and Letter of Transmittal with a Guarantee of Delivery, but does not deliver the share certificate(s) representing the shares for which the election is being made, or such shares are not the subject of a confirmation of a book-entry transfer of the shares into the Exchange Agent’s account at DTC, within three NASDAQ Global Select Market trading days after the Election Deadline.

In order to receive the merger consideration, (i) this Form of Election and Letter of Transmittal must be completed and signed in the space in the box on page 5 labeled “Shareholder(s) Sign Here”, (ii) the undersigned must complete and sign the Substitute Form W-9 (or if the undersigned is not a United States person for United States federal income tax purposes, the applicable Internal Revenue Service (“IRS”) Form W-8 as discussed under “Important Tax Information”) and (iii) this Form of Election and Letter of Transmittal along with the Substitute Form W-9 (or if the undersigned is not a United States person for United States federal income tax purposes the applicable IRS Form W-8 as discussed under “Important Tax Information”) must be mailed or delivered with the holder’s share certificate(s), or a Guarantee of Delivery to the Exchange Agent, to either of the addresses (or the facsimile number solely with respect to a Guarantee of Delivery) set forth above. Delivery of Charter Financial common shares may also be made by book-entry transfer of the shares to the Exchange Agent’s account at DTC. In order to properly make an Election, the Form of Election and Letter of Transmittal, along with the holder’s share certificate(s), or a Guarantee of Delivery and other required documents, must be received by the Exchange Agent prior to the Election Deadline.

Each election is subject to the approval and adoption of the merger agreement by Charter Financial’s shareholders, the terms, conditions and limitations that have been set forth in the merger agreement, the instructions and terms herein and the proxy statement/prospectus, which was mailed to Charter Financial shareholders on or about April 30, 2007, in connection with the annual meeting of Charter Financial shareholders to be held on June 1, 2007. By filing this Form of Election and Letter of Transmittal with the Exchange Agent, you are acknowledging that you have received the proxy statement/prospectus.

The undersigned hereby represents and warrants that the undersigned is, as of the date hereof, and will be, as of the effective time of the merger, the record holder of the Charter Financial common shares represented by the share certificate(s) surrendered herewith, with good title to those Charter Financial common shares and full power and authority (i) to sell, assign and transfer those Charter Financial common shares free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims, and (ii) to make the Election indicated herein. The undersigned will, upon request, execute any additional documents necessary or desirable to complete the surrender and exchange of those Charter Financial common shares. The undersigned hereby irrevocably appoints the Exchange Agent, as agent of the undersigned, to effect the exchange pursuant to the merger agreement and the instructions hereto. The undersigned hereby authorizes and instructs the Exchange Agent to deliver the certificate(s) covered hereby, and to receive on the undersigned’s behalf, in exchange for the Charter Financial common shares represented by such certificate(s), any check and/or any share(s) of Boston Private common stock issuable to the undersigned. Furthermore, the undersigned authorizes the Exchange Agent to follow any election and to rely upon all representations, certifications and instructions contained in this Form of Election and Letter of Transmittal. All authority conferred or agreed to be conferred in this Form of Election and Letter of Transmittal is binding upon the successors, assigns, heirs, executors, administrators and legal representatives of the undersigned and is not affected by, and survives, the death or incapacity of the undersigned.

Record holders of Charter Financial common shares who are nominees must submit a separate Form of Election and Letter of Transmittal for each beneficial holder for whom that record holder is a nominee; provided, however, that at the request of Boston Private, that record holder must certify to the satisfaction of Boston Private that the record holder holds those shares as nominee for the beneficial owner(s) thereof. Each beneficial owner for whom a Form of Election and Letter of Transmittal is submitted will be treated as a separate holder of Charter Financial common shares, subject to the provisions concerning joint elections.

Completing and returning this Form of Election and Letter of Transmittal does not have the effect of casting a vote with respect to approval and adoption of the merger agreement at the annual meeting of shareholders of Charter Financial.

Special Issuance Instructions

(see Instructions 4 & 6)

To be completed only if the check is to be made payable to, and/or the certificate(s) for Boston Private common stock is to be issued in the name of, someone other than the record holder(s) of the Charter Financial common shares or the name of the record holder(s) needs to be corrected or changed.

Issue:        ☐  Certificate        ☐  Check to:

Name:

(Please Print)

Address:

(Include Zip Code)

(Tax Identification Number

or Social Security Number)

Special Delivery Instructions

(see Instructions 4 & 6)

To be completed only if the check is to be made payable to, and/or the share(s) of Boston Private common stock are to be issued in the name of, the record holder(s) of the Charter Financial common shares but are to be sent to another person or to an address other than as set forth beneath the record holder’s signature on this Form of Election and Letter of Transmittal.

Check or share(s) of Boston Private common stock to be delivered to:*

Name:

(Please Print)

Address:

(Include Zip Code)

*Please attach additional sheets if necessary.

Shareholder(s) Sign Here

(also complete Substitute Form W-9 below)

Please sign exactly as your name(s) appear(s) on your certificate(s). If this is a joint election, each person covered by this Form of Election and Letter of Transmittal must sign personally.

A check(s) or share(s) of Boston Private common stock will be issued only in the name of the person(s) submitting this Form of Election and Letter of Transmittal and will be mailed to the address set forth beneath the person’s signature unless the Special Delivery or Special Issuance Instructions are completed.

(Signature(s) of owner(s)—see Instruction 5)

Dated:

Social Security or other Tax Identification Number

If signature is by a person(s) other than the record holder(s) and in the capacity of trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or any other persons(s) acting in a fiduciary or representative capacity, please provide the following information. See Instruction 5.

Name:

(please print)

Capacity:

Address:

(include zip code)

Daytime Telephone Number: (      )

Signature Guarantee

(if required by Instruction 4 or 6)

Apply signature guarantee medallion below

Dated:                                                                        , 200

Name of eligible institution issuing Guarantee

Note: in the event that the check and/or share of Boston Private common stock is to be issued in exactly the name of the record holder as inscribed an the surrendered Charter Financial share certificate(s), the surrendered certificate(s) need not be endorsed and no guarantee of the signature on this Form of Election and Letter of Transmittal is required.

INSTRUCTIONS

This Form of Election and Letter of Transmittal is to be completed and submitted to the Exchange Agent prior to the election deadline by those holders of Charter Financial common shares desiring to make an election. Holders of Charter Financial common shares who do not complete and submit this Form of Election and Letter of Transmittal prior to the election deadline cannot make an election. They will be deemed to have made a non-election and will receive merger consideration based on the results of the allocation procedures set forth in the merger agreement and described in the proxy statement/prospectus. Until a record holder’s share certificate(s) or confirmation of a book entry transfer of the shares into the Exchange Agent’s account at DTC, is received by the Exchange Agent at either of the addresses (or the facsimile number solely with respect to a Guarantee of Delivery) set forth on the front of this Form of Election and Letter of Transmittal, together with any other documents the Exchange Agent may require, and until the same are processed for exchange by the Exchange Agent, the holder will not be deemed to have made a valid election and will be deemed to have made a non-election and will be allocated stock consideration and/or a check representing the cash consideration or check representing cash in lieu of fractional shares (if any) in exchange for the holder’s share certificate(s) depending on the elections made by other Charter Financial shareholders pursuant to the allocation procedures set forth in the merger agreement and described in the proxy statement/prospectus. No interest will accrue on the cash consideration or any cash in lieu of fractional shares. Holders of Charter Financial common shares receiving stock consideration will be entitled to any dividends or other distributions with respect to Boston Private common stock which have a record date and are paid after the effective time of the merger.

1. Time in Which to Make an Election. For an election to be validly made with respect to Charter Financial common shares owned by a holder, the Exchange Agent must receive, at either of the addresses set forth on the front page, prior to the election deadline, this Form of Election and Letter of Transmittal, properly completed and executed, and accompanied by the certificates representing such Charter Financial common shares, confirmation of a book-entry transfer of the Charter Financial common shares at DTC contained in an “Agent’s Message” or by a Guarantee of Delivery. Any shareholder whose Form of Election and Letter of Transmittal and certificates (or confirmation of a book entry transfer of the Charter Financial common shares at the Exchange Agent’s account at DTC or Guarantee of Delivery) are not so received will be deemed to have made a non-election. In the event Charter Financial common shares covered by a Guarantee of Delivery are not received (or are not the subject of a confirmation of a book-entry transfer of the Charter Financial common shares at the Exchange Agent’s account at DTC contained in an “Agent’s Message”) within three NASDAQ Global Select Market trading days after the election deadline, the holder thereof will be deemed to have made a non-election. As used herein, the term “Agent’s Message” means a message, transmitted by DTC, and received by, the Exchange Agent and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgement from the DTC participant delivering the Charter Financial common shares, that such participant has received and agreed to be bound by this Form of Election and Letter of Transmittal and that Boston Private may enforce such agreement against the participant.

2. Change or Revocation of Election. Any holder of Charter Financial common shares who has made an election by submitting a Form of Election and Letter of Transmittal to the Exchange Agent may at any time prior to the election deadline change that holder’s election by submitting to the Exchange Agent a revised Form of Election and Letter of Transmittal, properly completed and signed, that is received by the Exchange Agent prior to the election deadline. Any holder of Charter Financial common shares may, at any time prior to the election deadline, revoke the election and withdraw the certificate(s) for the holder’s Charter Financial common shares deposited with the Exchange Agent by written notice to the Exchange Agent received prior to the election deadline. After the election deadline, a holder of Charter Financial common shares may not change the election and may not withdraw his or her certificate(s) unless the merger agreement is terminated.

3. Nominees. Record holders of Charter Financial common shares who are nominees must submit a separate Form of Election and Letter of Transmittal for each beneficial owner for whom the record holder is a nominee; provided, however, that at the request of Boston Private the record holder must certify to Boston Private’s satisfaction that the record holder holds those Charter Financial common shares as nominee for the beneficial owner(s) thereof. Each beneficial owner for which a Form of Election and Letter of Transmittal is submitted will be treated as a separate holder of Charter Financial common shares.

4. Guarantee of Signatures. No signature guarantee is required on this Form of Election and Letter of Transmittal if this Form of Election and Letter of Transmittal is signed by the record holder(s) of the Charter Financial common shares tendered herewith, and the shares(s) of Boston Private common stock and/or the check, if applicable, are to be issued to that record holder(s) without any correction or change in the name of the record holder(s). IN ALL OTHER CASES, ALL SIGNATURES ON THIS FORM OF ELECTION AND LETTER OF TRANSMITTAL MUST BE GUARANTEED. All signatures required to be guaranteed in accordance with these instructions must be guaranteed by a bank, broker or other institution that is a member of a Medallion Signature Guaranty Program. Public notaries cannot execute acceptable guarantees of signatures.

5. Signatures on Form of Election and Letter of Transmittal, Stock Powers and Endorsements.

(a) If this Form of Election and Letter of Transmittal is signed by the record holder(s) of the certificate(s) tendered hereby without any alteration, variation, correction or change in the name of the record holder(s), the signature(s) must correspond exactly with the name(s) as written on the face of the certificate(s) without any change whatsoever. In the event the name of the record holder(s) needs to be corrected or has changed (by marriage or otherwise), see Instruction 6.

(b) If any Charter Financial common shares tendered hereby are held of record by two or more joint holders, each of the joint holders must sign this Form of Election and Letter of Transmittal.

(c) If this Form of Election and Letter of Transmittal is signed by the record holder(s) of the share certificate(s) listed and transmitted hereby, no endorsements of the certificate(s) or separate stock powers are required.

(d) If any surrendered Charter Financial common shares are registered in different names on several share certificates, it will be necessary to complete, sign and submit as many separate Forms of Election and Letters of Transmittal as there are different registrations of share certificates.

(e) If this Form of Election and Letter of Transmittal is signed by a person(s) other than the record holder(s) of the certificate(s) listed, the certificate(s) must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name of the record holder(s) appears on the certificate(s). Signatures on the certificate or stock powers must be guaranteed. See Instruction 4.

(f) If this Form of Election and Letter of Transmittal or any share certificate(s) or stock power(s) is signed by a person(s) other than the record holder(s) of the share certificate(s) listed and the signer(s) is acting in the capacity of trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or any other person(s) acting in a fiduciary or representative capacity, that person(s) must so indicate when signing and must submit proper evidence satisfactory to the Exchange Agent of authority to so act.

6. Special Issuance and Delivery Instructions. Unless instructions to the contrary are given in the box entitled “Special Issuance Instructions” or the box entitled “Special Delivery Instructions,” the share(s) of Boston Private common stock and/or the check to be distributed upon the surrender of Charter Financial common shares pursuant to this Form of Election and Letter of Transmittal will be issued in the name and mailed to the address of the record holder(s) set forth in the box entitled “Description of Charter Financial Common Shares Surrendered.” If the share(s) and/or check are to be issued in the name of a person(s) other than the record holder(s) or if the name of the record holder(s) needs to be corrected or changed (by marriage or otherwise), the box entitled “Special Issuance Instructions” must be completed. If the share(s) and/or check are to be sent to a person(s) other than the record holder(s), or to the record holder(s) at an address other than that shown in the box entitled “Description of Charter Financial Common Shares Surrendered,” then the box entitled “Special Delivery Instructions” must be completed. If the box entitled “Special Issuance Instructions” is completed, or the box entitled “Special Delivery Instructions” is completed other than for the sole purpose of changing the address of the record holder(s), the signature(s) of the person(s) signing this Form of Election and Letter of Transmittal must be guaranteed. See Instruction 4.

7. Substitute Form W-9. Each exchanging Charter Financial shareholder is required to provide the Exchange Agent with the shareholder’s correct Taxpayer Identification Number (“TIN”), generally the shareholder’s social security or federal employer identification number, on the Substitute Form W-9, which is provided under “Important Tax Information” below, or, alternatively, to establish another basis for exemption from backup withholding. An exchanging shareholder must cross out item (2) in the Certification box of the Substitute Form W-9 if such shareholder is subject to backup withholding. In addition to potential penalties, failure to provide the correct information on the Substitute Form W-9 may subject the exchanging shareholder to 28% federal income tax backup withholding on any reportable payments made to such shareholder. If the exchanging shareholder has not been issued a TIN and has applied for one or intends to apply for one in the near future, such shareholder should write “Applied For” in the space provided for the TIN in Part I of the Substitute Form W-9, and sign and date the Substitute Form W-9 and the Certificate of Awaiting Taxpayer Identification Number. If “Applied For” is written in Part I and the Exchange Agent is not provided with a TIN by the time of payment, the Exchange Agent will withhold 28% from any reportable payments made to such shareholder. An exchanging shareholder that is not a United States person may qualify as an exempt recipient by submitting to the Exchange Agent a properly completed Form W-8BEN, Form W-8ECI, Form W-8IMY or W-8EXP, as applicable (which the Exchange Agent will provide upon request) signed under penalty of perjury, attesting to that shareholder’s exempt status.

8. Inadequate Space. If there is inadequate space to complete any box or to sign this Form of Election and Letter of Transmittal, the information or signatures required to be provided must be set forth on additional sheets substantially in the form of the corresponding portion of this Form of Election and Letter of Transmittal and attached to this Form of Election and Letter of Transmittal.

9. Indication of Certificate Numbers and Shares. This Form of Election and Letter of Transmittal should indicate the certificate number(s) of the certificate(s) representing the Charter Financial common shares covered hereby and the number of shares represented by each certificate.

10. Method of Delivery. The method of delivery of all documents is at the option and risk of the holder of Charter Financial common shares. If delivery is by mail, the use of registered mail, with return receipt requested, properly insured, is strongly recommended. A return envelope is enclosed. It is suggested that this Form of Election and Letter of Transmittal be mailed to the Exchange Agent as soon as possible. Delivery of the documents will be deemed effective, and risk of loss and title with respect thereto will pass, only when materials are actually received by the Exchange Agent.

11. Payment. Normally, a single check for any cash consideration will be issued to each holder. Holders participating in a joint election will also receive a single check for the holders’ Charter Financial common shares. The Exchange Agent will deliver any shares of Boston Private common stock issuable to the undersigned Charter Financial shareholder registered in certificated form. As a result, if applicable, you will receive a physical certificate evidencing shares of Boston Private common stock issued as part of the merger consideration. Holders of Charter Financial common stock whose shares are held by a broker or other nominee in “street name” also will receive physical certificates representing the new shares of Boston Private common stock. Instead, their accounts will be credited with the new shares in accordance with the procedures used by their broker or nominee.

12. Lost Certificates. If your certificate(s) representing shares of Charter Financial common stock have been lost, stolen or destroyed, you should contact Charter Financial directly at 425-586-5014 for further instructions.

13. Non-Consummation of Merger. Consummation of the merger is subject to the required approval and adoption of the merger agreement by the shareholders of Charter Financial, to the receipt of all required regulatory approvals and to the satisfaction of certain other conditions. No payments related to any surrender of the certificates) will be made prior to the consummation of the merger, and no payments will be made to shareholders if the merger agreement is terminated. If the merger agreement is terminated, all elections will be void and of no effect and certificates submitted to the Exchange Agent will be returned as soon as practicable to the persons submitting them.

14. Voting Rights, Dividends and Dissenters’ Rights. Holders of Charter Financial common shares will continue to have the right to vote and to receive all dividends paid on all Charter Financial common shares deposited by them with the Exchange Agent until the merger becomes effective. Any Form of Election and Letter of Transmittal submitted by a shareholder who exercises dissenter’s rights under Washington law will be invalid and will be rejected. If a dissenting shareholder ceases to be a dissenting shareholder but does not submit a valid Form of Election and Letter of Transmittal prior to the election deadline, each Charter Financial common share held by that dissenting shareholder will be treated as a share for which the shareholder has indicated no preference as to the stock consideration or cash consideration.

15. Guarantee of Delivery. Holders of Charter Financial common shares whose certificates are not immediately available or who cannot deliver their certificates and all other required documents to the Exchange Agent or cannot complete the procedure for delivery of Charter Financial common shares by book-entry transfer into the Exchange Agent’s account at DTC prior to the election deadline, may deliver their Charter Financial common shares by properly completing and duly executing a form of Guarantee of Delivery if (1) the Guarantee of Delivery is made by or through a member of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or by a commercial bank or trust company in the United States, (2) prior to the election deadline, the Exchange Agent receives a properly completed and duly executed Guarantee of Delivery form, as provided herein, together with a properly completed and duly executed Form of Election and Letter of Transmittal and any other documents required by the Form of Election and Letter of Transmittal; and (3) the certificates for all the Charter Financial common shares covered by the Guarantee of Delivery, in proper form for transfer (or confirmation of a book-entry transfer of such Charter Financial common shares into the Exchange Agent’s account at DTC), are received by the Exchange Agent within three NASDAQ Global Select Market trading days after the election deadline. If the above requirements are not satisfied in a timely manner, the holder will be deemed to have made a non-election.

16. Construction. All elections will be considered in accordance with the terms and conditions of the merger agreement.

All questions with respect to the Form of Election and Letter of Transmittal (including, without limitation, questions relating to the timeliness, effectiveness or revocation of any election) will be resolved by Boston Private in its sole discretion and such resolution will be final and binding.

With the consent of Boston Private, the Exchange Agent may (but is not required to) waive any immaterial defects or variances in the manner in which the Form of Election and Letter of Transmittal has been completed and submitted so long as the intent of the holder of Charter Financial common shares submitting the Form of Election and Letter of Transmittal is reasonably clear. Neither the Exchange Agent nor Boston Private is under any obligation to provide notification of any defects in the deposit and surrender of any certificate(s) formerly representing Charter Financial common shares, nor shall the Exchange Agent or Boston Private be liable for any failure to give any such notification.

17. Miscellaneous. No fraction of a share of Boston Private common stock will be issued upon the surrender for exchange of a certificate(s) for Charter Financial common shares. In lieu of fractional shares, an amount of cash determined under a formula set forth in the merger agreement will be paid by check.

Completing and returning this Form of Election and Letter of Transmittal does not have the effect of casting a vote with respect to approval and adoption of the merger agreement at the annual meeting of shareholders of Charter Financial. To vote on the merger agreement, please consult the proxy statement/prospectus.

18. Questions and Requests for Information. Questions and requests for information or assistance relating to this Form of Election and Letter of Transmittal should be directed to The Altman Group, as Information Agent, at 800-240-4118. Additional copies of the proxy statement/prospectus and this Form of Election and Letter of Transmittal may be obtained by calling The Altman Group, at the number below.

The Exchange Agent is:

COMPUTERSHARE TRUST COMPANY, N.A.

For Information Call Toll Free:

800-240-4118

IMPORTANT TAX INFORMATION

Each Charter Financial shareholder is required to provide the Exchange Agent with such shareholder’s correct TIN on the Substitute Form W-9 below or otherwise establish a basis for exemption from backup withholding. If such shareholder is an individual, the TIN is generally such shareholder’s social security number. In addition to potential penalties, failure to provide the correct information on the Substitute Form W-9 may subject the exchanging shareholder to 28% federal income tax backup withholding on any reportable payments made to such shareholder. If the Exchange Agent is not provided with the correct TIN or an adequate basis for exemption, reportable payments made to such shareholder may be subject to backup withholding and the shareholder may be subject to a penalty imposed by the Internal Revenue Service.

Certain shareholders (including, among others, corporations and certain foreign persons) are not subject to these backup withholding and reporting requirements. Exempt shareholders should indicate their exempt status on the Substitute Form W-9. A foreign person may qualify as an exempt recipient by submitting to the Exchange Agent a properly completed Internal Revenue Service Form W 8-BEN, Form W-8ECI, Form W-8IMY or W-EXP, as applicable (instead of a Substitute Form W-9), signed under penalties of perjury, attesting to such shareholder’s status as an exempt foreign person. Shareholders are urged to consult their own tax advisors to determine whether they are exempt from these backup withholding and reporting requirements.

If backup withholding applies, the Exchange Agent is required to withhold 28% of any reportable payments made to the shareholder or other payee. Backup withholding is not an additional federal income tax. If the required information is furnished to the Internal Revenue Service in a timely manner, the federal income tax liability of persons subject to backup withholding may be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained from the Internal Revenue Service.

Purpose of Substitute Form W-9

To prevent backup withholding on any payments that are made in connection with the merger to a shareholder that is a United States person, the shareholder is required to provide the Exchange Agent with (i) the shareholder’s correct TIN by completing the Substitute Form W-9 below, certifying (x) that the TIN provided on the Substitute Form W-9 is correct (or that the shareholder is awaiting a TIN), (y) that (A) the shareholder is exempt from backup withholding, (B) the shareholder has not been notified by the Internal Revenue Service that the shareholder is subject to backup withholding as a result of a failure to report all interest or dividends, or (C) the Internal Revenue Service has notified the shareholder that the shareholder is no longer subject to backup withholding, and (z) that such shareholder is a U.S. person (including a U.S. resident alien), or (ii) if applicable, an adequate basis for exemption. As indicated above, a shareholder that is a foreign person may qualify as an exempt recipient by submitting to the Exchange Agent a properly completed Form W-8BEN, Form W-8ECI, Form W-8IMY or W-EXP, as applicable (instead of a Substitute W-9), signed under penalties of perjury, attesting to such shareholder’s status as an exempt foreign person.

What Number to Give the Exchange Agent

The shareholder is required to give the Exchange Agent the TIN (e.g., social security number or employer identification number) of the record holder of the Charter Financial common stock tendered by this Letter of Transmittal. If the shares of Charter Financial common stock are in more than one name or are not in the name of the actual owner, consult the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 for additional guidance on which number to report.

The Substitute Form W-9 BELOW must be completed and signed by each Charter Financial shareholder that is a United States person for United States federal income tax purposes. PLEASE PROVIDE YOUR SOCIAL SECURITY NUMBER OR OTHER TAXPAYER IDENTIFICATION NUMBER (“TIN”) AND CERTIFY THAT YOU ARE NOT SUBJECT TO BACKUP WITHHOLDING.

Substitute Form W-9 Department of the Treasury Internal Revenue Service Payer’s Request for TIN and Certification
Name:
Please check the appropriate box indicating your status:
☐ Individual/Sole proprietor	☐ Corporation	☐ Partnership	☐ Other	☐ Exempt from backup withholding
Address (number, street, and apt. or suite no.)
City, state, and ZIP code
Part I	TIN
PLEASE PROVIDE YOUR TIN ON THE APPROPRIATE LINE AT THE RIGHT. For most individuals, this is your number. If you do not have a number, see the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9. If you are awaiting a TIN, write “Applied For” in this Part I, complete the “Certification of Awaiting Taxpayer Identification Number” below and see “IMPORTANT TAX INFORMATION”.				Social Security Number OR Employer Identification Number
Part II	Certification

Under penalties of perjury, I certify that:

(1)    The number shown on this form is my correct Taxpayer Identification Number (or I am waiting for a number to be issued to me), and

(2)    I am not subject to backup withholding because (a) I am exempt from backup withholding, or (b) I have not been notified by the IRS that I am subject to back up withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup holding, and

(3)    I am a U.S. person (including a U.S. resident alien).

Certification Instructions—You must cross out item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return.

The IRS does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.

Sign Here		Signature of U.S. person ➢		Date ➢

NOTE: FAILURE TO COMPLETE AND RETURN THE SUBSTITUTE FORM W-9 MAY RESULT IN BACKUP WITHHOLDING OF 28% OF ANY REPORTABLE PAYMENTS MADE TO YOU. PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9 FOR ADDITIONAL DETAILS, AND PLEASE SEE “IMPORTANT TAX INFORMATION”.

COMPLETE THE FOLLOWING CERTIFICATION IF YOU WROTE
“APPLIED FOR”
INSTEAD OF A TIN ON THE SUBSTITUTE FORM W-9.

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER
I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a TIN to the appropriate Internal Revenue Service Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a TIN by the time of payment, 28% of all reportable payments made to me will be withheld.
Sign Here		Signature of U.S. person ➢		Date ➢

GUIDELINES FOR CERTIFICATION OF

TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9

Guidelines for Determining the Proper Identification Number for the Payee (You) to Give the Payer—Social Security numbers have nine digits separated by two hyphens: i.e., 000-00-0000. Employer identification numbers have nine digits separated by only one hyphen: i.e., 00-00-0000. The table below will help determine the number to give the payer. All “Section” references are to the Internal Revenue Code of 1986, as amended. “IRS” is the Internal Revenue Service.

For this type of account:	Give the name and social security number of—	For this type of account:	Give the name employer identification number of—

1. Individual	The individual	6. Sole proprietorship or single-member LLC	The owner (3)

2. Two or more individuals (joint account)	The actual owner of the account or, if combined funds, the first individual on the account(1)	7. A valid trust, estate, or pension trust	The legal entity(4)

3. Custodian account of a minor (Uniform Gift to Minors Act)	The minor(2)	8. Corporate or LLC electing corporate status on Form 8832	The corporation

4. a. The usual revocable savings trust (grantor is also trustee)	The grantor-trustee(1)	9. Association, club, religious, charitable, education, or other tax-exempt organization	The organization

b. So-called trust account that is not a legal or valid trust under state law	The actual owner(1)	10. Partnership or multi-member LLC	The partnership

5. Sole proprietorship or single-owner LLC	The owner(3)	11. A broker or registered nominee	The broker or nominee

		12. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity

(1)	List first and circle the name of the person whose number you furnish. If only one person on a joint account has a social security number, that person’s number must be furnished.

(2)	Circle the minor’s name and furnish the minor’s social security number.

(3)	You must show your individual name, but you may also enter your business or “doing business as” name. You may use either your social security number or your employer identification number (if you have one).

(4)	List first and circle the name of the legal trust, estate, or pension trust. (Do not furnish the taxpayer identification number of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

NOTE:	If no name is circled when there is more than one name listed, the number will be considered to be that of the first name listed

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9

Obtaining a Number

If you do not have a taxpayer identification number, apply for one immediately. To apply for a SSN, get Form SS-5, Application for a Social Security Card, from your local Social Security Administration office. Get Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for a TIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can get Forms W-7 and SS-4 from the IRS by calling 1 (800) TAX-FORM, or from the IRS Web Site at www.irs.gov.

Payees Exempt From Backup Withholding

Payees specifically exempted from backup withholding include:

1.	An organization exempt from tax under Section 501(a), an individual retirement account (IRA), or a custodial account under Section 403(b)(7) if the account satisfies the requirements of Section 401(f)(2).

2.	The United States or any of its agencies or instrumentalities.

3.	A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities.

4.	A foreign government or any of its political subdivisions, agencies or instrumentalities.

5.	An international organization or any of its agencies or instrumentalities.

Payees that may be exempt from backup withholding include:

6.	A corporation.

7.	A foreign central bank of issue.

8.	A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States.

9.	A futures commission merchant registered with the Commodity Futures Trading Commission.

10.	A real estate investment trust.

11.	An entity registered at all times during the tax year under the Investment Company Act of 1940.

12.	A common trust fund operated by a bank under Section 584(a).

13.	A financial institution.

14.	A middleman known in the investment community as a nominee or custodian.

15.	A trust exempt from tax under Section 664 or described in Section 4947.

The chart below shows types of payments that may be exempt from backup withholding. The chart applies to the exempt recipients listed above, 1 through 15.

If the payment is for	THEN the payment is exempt for
Interest and dividend payments	All exempt recipients except for 9
Broker transactions	Exempt recipients 1 through 13. Also, a person registered under the Investment Advisers Act of 1940 who regularly acts as broker

Exempt payees should complete a substitute Form W-9 to avoid possible erroneous backup withholding. Furnish your taxpayer identification number, check the appropriate box for your status, check the “Exempt from backup withholding” bar, sign and date the form and return it to the payer Foreign payees who are not subject to backup (withholding should complete an appropriate Form W-8 (in lieu of the Substitute Form W-9) and return it to the payer

Privacy Act Notice. Section 6109 requires you to provide your correct taxpayer identification number to payers who must file information returns with the IRS to report interest, dividends, and certain other income paid to you to the IRS. The IRS uses the numbers for identification purposes and to help verify the accuracy of your return and may also provide this information to various government agencies for tax enforcement or litigation purposes and to cities, states, and the District of Columbia to carry out their tax laws, and may also disclose this information to other countries under a tax treaty, or to Federal and state agencies to enforce Federal nontax criminal laws and to combat terrorism. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to a payer. Certain penalties may also apply.

Penalties

(1)	Failure to Furnish Taxpayer Identification Number. If you fail to furnish your correct taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

(2)	Civil Penalty for False Information with Respect to Withholding. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

(3)	Criminal Penalty for Falsifying Information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

(4)	Misuse of Taxpayer Identification Number. If you disclose or use a taxpayer identification number in violation of federal law, you may be subject to civil and criminal penalties.

FOR ADDITIONAL INFORMATION CONTACT YOUR TAX CONSULTANT OR THE INTERNAL REVENUE SERVICE.

CHARTER FINANCIAL CORPORATION

NOTICE OF GUARANTEED DELIVERY

This Notice of Guaranteed Delivery or one substantially similar hereto must be used to make a valid election with respect to your shares of common stock of Charter Financial Corporation. (“Charter Financial”), as set forth in the proxy statement/prospectus dated April 23, 2007 (the “proxy statement/prospectus”), and the accompanying Form of Election and Letter of Transmittal and the instructions thereto (collectively, the “Form of Election and Letter of Transmittal”), if (1) your stock certificate(s) representing shares of Charter Financial common stock are not immediately available, (2) you cannot complete the procedure for book-entry transfer on a timely basis or (3) you cannot deliver the certificate(s) and all other required documents to Computershare (the “Exchange Agent”) prior to 5:00 p.m., local time in Boston, on Monday, June 18, 2007, the election deadline. You may deliver this Notice of Guaranteed Delivery by overnight courier or mail to the Exchange Agent as set forth below and it must be received by the Exchange Agent on or before the election deadline. See “Mailing Instructions” in the Form of Election and Letter of Transmittal for further information.

TO: COMPUTERSHARE, Exchange Agent

If delivered by Mail, to:	If delivered by Overnight Delivery:	For Eligible Institutions only:

Computershare Attn.: Charter Financial/Boston Private P.O. Box 859208 Braintree, MA 02185-9208	Computershare Attn.: Charter Financial/Boston Private 161 Bay State Drive Braintree, MA 02184	By Fax: (781) 930-4942 Confirmation of fax: (781) 930-4900

DELIVERY OF THIS INSTRUMENT TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY.

This Notice of Guaranteed Delivery is not to be used to guarantee signatures, if a signature on a Form of Election and Letter of Transmittal is required to be guaranteed by an “Eligible Institution” under the instructions thereto.

Ladies and Gentlemen:

I hereby acknowledge that if the shares of Charter Financial common stock listed below are not delivered to the Exchange Agent by 5:00 p.m. Boston Time on the third NASDAQ Global Select Market trading day after the election deadline (as set forth in the Form of Election and Letter of Transmittal), the Exchange Agent may deem that I have not made an election with respect to such shares.

I hereby tender to the Exchange Agent the shares of Charter Financial common stock listed below, upon the terms of and subject to the conditions set forth in the proxy statement/prospectus and the related Form of Election and Letter of Transmittal, including the instructions thereto, receipt of which I hereby acknowledge, pursuant to the guaranteed delivery procedures set forth in the proxy statement/prospectus, as follows:

Certificate No. Number of Shares	Number of Shares

The Book-Entry Transfer Facility Account Number (if the shares Sign Here of Charter Financial common stock will be delivered by book-entry transfer)	Sign Here

Account Number	Signature(s)

Number of Shares	Number and Street or P.O. Box
Dated: ,
City, State, Zip Code

GUARANTEE

The undersigned, a participant in the Security Transfer Agents Medallion Program, the Stock Exchange Medallion Program or the New York Stock Exchange, Inc. Medallion Signature Program guarantees delivery to the Exchange Agent of certificates representing the shares of Charter Financial common stock listed above, in proper form for transfer or delivery of such shares of Charter Financial common stock pursuant to procedures for book-entry transfer, in either case with delivery of a properly completed and duly executed Form of Election and Letter of Transmittal (or manually signed facsimile thereof) and any other required documents, no later than 5:00 p.m. Boston Time on the third NASDAQ Global Select trading day after the date hereof.

Firm Name (Print)

Authorized Signature

Address

City, State, Zip Code

Area Code and Telephone Number

Date                     ,

DO NOT SEND CERTIFICATE(S) OR ANY OTHER REQUIRED DOCUMENTS WITH THIS FORM. THEY SHOULD BE SENT WITH THE FORM OF ELECTION AND LETTER OF TRANSMITTAL TO THE EXCHANGE AGENT (UNLESS A BOOK-ENTRY TRANSFER FACILITY IS USED).

CHARTER FINANCIAL CORPORATION

ELECTION AND EXCHANGE OF COMMON STOCK

May 18, 2007

To Brokers, Dealers, Commercial Banks,

Trust Companies and Other Nominees:

On March 3, 2007, Charter Financial Corporation (“Charter Financial”) entered into an Agreement and Plan of Merger with Boston Private Financial Holdings, Inc. (“Boston Private”) pursuant to which Charter Financial will merge with Boston Private. The proposed merger will occur following approval of the merger agreement by the shareholders of Charter Financial at the annual meeting to be held on June 1, 2007 and the satisfaction or waiver of all other conditions to the merger, including approval by all requisite regulatory authorities.

If the merger agreement is approved and the merger is subsequently completed, Charter Financial shareholders will have the right to elect either:

•	$45.70 in cash (which is referred to as the “cash consideration”) for each share of Charter Financial common stock that they hold;

•

1.5951 shares of Boston Private common stock, plus cash in lieu of any fractional share, (which is referred to as the “stock consideration”) for each share of Charter Financial common stock that they hold;

•

the cash consideration for some of the shares of Charter Financial common stock that they hold and the stock consideration for the remaining shares of Charter Financial common stock that they hold (which is referred to as a “mixed election”); or

•	no preference with respect to the receipt of the cash consideration or the stock consideration (which is referred to as a “non election”).

All elections are subject to adjustment to ensure that 40% of the outstanding shares of Charter Financial common stock will be converted into the right to receive the cash consideration and that 60% of the outstanding shares of Charter Financial common stock will be converted into the right to receive the stock consideration.

Each holder of Charter Financial common stock should use the enclosed Form of Election and Letter of Transmittal to make an election. For your information and for forwarding to your clients for whom you hold shares of Charter Financial common stock registered in your name or in the name of your nominee, we are enclosing the following documents:

1.	Letter from Boston Private, dated May 18, 2007, providing information about Boston Private and the election process;

2.	Letter from Boston Private, dated May 18, 2007, to Charter Financial shareholders regarding the election and exchange of common stock of Charter Financial;

3.	Form of Election and Letter of Transmittal, together with Instructions and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 providing information relating to backup federal income tax withholding;

4.	Notice of Guaranteed Delivery to be used if the shares of Charter Financial common stock and all other required documents cannot be delivered by the Election Deadline (as defined below) or if the procedure for book-entry transfer cannot be completed on a timely basis;

5.	A form of letter that you may send to your clients for whose accounts you hold shares of Charter Financial common stock registered in your name or in the name of your nominee, with a form provided for obtaining such clients’ instructions with regard to the election; and

6.	Return envelope addressed to Computershare Trust Company, N.A., the exchange agent.

WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. TO BE EFFECTIVE, THE FORM OF ELECTION AND LETTER OF TRANSMITTAL MUST BE RECEIVED BY THE EXCHANGE AGENT NO LATER THAN 5:00 P.M. BOSTON TIME, ON MONDAY, JUNE 18, 2007 (the “ELECTION DEADLINE”).

For a valid election to be made, (1) the share certificates of Charter Financial common stock or confirmation of receipt of such Charter Financial common stock under the procedure for book-entry transfer, together with a properly completed and duly executed Form of Election and Letter of Transmittal, including any required signature guarantees, or an “Agent’s Message” in the case of book-entry transfer, and any other documents required in the Form of Election and Letter of Transmittal, must be timely received by the exchange agent, or (2) the exchanging shareholder must comply with the guaranteed delivery procedures, all in accordance with the Form of Election and Letter of Transmittal.

Any inquiries you may have with respect to the election or the Form of Election and Letter of Transmittal should be addressed to, and additional copies of the enclosed materials may be obtained from, the information agent at the addresses and telephone numbers set forth on the front page of the Form of Election and Letter of Transmittal.

Sincerely,

Walter M. Pressey

President and Interim Chief Financial

Officer

This communication is not a solicitation of a proxy from any shareholder of Charter Financial. Boston Private has filed with the Securities and Exchange Commission a Registration Statement on Form S-4, of which the April 23, 2007 proxy statement/prospectus, including Prospectus Supplements No. 1 and 2 thereto, that were mailed to Charter Financial shareholders are part. Boston Private and Charter Financial may file other relevant documents concerning the merger. You should read the proxy statement/prospectus, and any other relevant documents to be filed with the SEC, because they contain or will contain important information about Boston Private, Charter Financial and the merger. Investors may obtain the documents free of charge at the SEC’s website, www.sec.gov. Documents filed with the SEC by Boston Private are available free of charge by contacting Boston Private at (617) 912-3799.

CHARTER FINANCIAL CORPORATION

ELECTION AND EXCHANGE OF COMMON STOCK

May 18, 2007

To Our Clients:

On March 3, 2007, Charter Financial Corporation (“Charter Financial”) entered into an Agreement and Plan of Merger with Boston Private Financial Holdings, Inc. (“Boston Private”) pursuant to which Charter Financial will merge with Boston Private. The planned merger will occur following approval of the merger agreement by the shareholders of Charter Financial at the annual meeting of shareholders to be held on June 1, 2007 and the satisfaction or waiver of all other conditions to the merger, including approval by all requisite regulatory authorities.

If the merger agreement is approved and the merger is subsequently completed, Charter Financial shareholders will have the right to elect to exchange their shares of Charter Financial common stock for either:

•	$45.70 in cash (which is referred to as the “cash consideration”) for each share of Charter Financial common stock that they hold;

•

1.5951 shares of Boston Private common stock, plus cash in lieu of any fractional share, (which is referred to as the “stock consideration”) for each share of Charter Financial common stock that they hold;

•

the cash consideration for some of the shares of Charter Financial common stock that they hold and the stock consideration for the remaining shares of Charter Financial common stock that they hold (which is referred to as a “mixed election”); or

•	no preference with respect to the receipt of the cash consideration or the stock consideration (which is referred to as a “non election”).

All elections are subject to adjustment to ensure that 40% of the outstanding shares of Charter Financial common stock will be converted into the right to receive the cash consideration and that 60% of the outstanding shares of Charter Financial common stock will be converted into the right to receive the stock consideration.

We are the holder of record of shares of Charter Financial common stock held for your account. As such, only we, pursuant to your instructions, can make an election to exchange your shares of Charter Financial common stock. We request instructions as to whether you wish us to elect to exchange any or all of the shares of Charter Financial common stock held by us for your account, upon the terms and subject to the conditions set forth in the merger agreement. For you information, we are enclosing the following documents to assist you in making your election:

1.	Letter from Boston Private, dated May 18, 2007, providing information about Boston Private and the election materials;

2.	Letter from Boston Private, dated May 18, 2007, to Charter Financial shareholders regarding the election and exchange of common stock of Charter Financial; and

3.	Form of Election and Letter of Transmittal, together with Instructions and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 providing information relating to backup federal income tax withholding;

If you wish to have us elect to exchange any or all of your shares of Charter Financial common stock, please so instruct us by completing, executing, detaching and returning to us the Instruction Form on the detachable part hereof.

YOUR PROMPT ACTION IS REQUESTED. YOUR INSTRUCTION FORM SHOULD BE FORWARDED TO US IN AMPLE TIME TO PERMIT US TO SUBMIT THE ELECTION ON YOUR BEHALF BEFORE THE ELECTION DEADLINE, WHICH IS 5:00 P.M. BOSTON TIME, ON MONDAY, JUNE 18, 2007.

This communication is not a solicitation of a proxy from any shareholder of Charter Financial. Boston Private has filed with the Securities and Exchange Commission a Registration Statement on Form S-4, of which the April 23, 2007 proxy statement/prospectus, including Prospectus Supplements No. 1 and 2 thereto, that were mailed to Charter Financial shareholders are part. Boston Private and Charter Financial may file other relevant documents concerning the merger. You should read the proxy statement/prospectus, and any other relevant documents to be filed with the SEC, because they contain or will contain important information about Boston Private, Charter Financial and the merger. Investors may obtain the documents free of charge at the SEC’s website, www.sec.gov. Documents filed with the SEC by Boston Private are available free of charge by contacting Boston Private at (617) 912-3799.

INSTRUCTION FORM

With Respect to the

ELECTION AND EXCHANGE OF COMMON STOCK OF

CHARTER FINANCIAL CORPORATION

The undersigned acknowledge(s) receipt of your letter dated May 18, 2007 and the related enclosures.

The undersigned provides these instructions in connection with the proposed merger of Charter Financial Corporation (“Charter Financial”) and Boston Private Financials Holdings, Inc. (“Boston Private”), pursuant to the Agreement and Plan of Merger dated as of March 3, 2007, by and between Boston Private and Charter Financial, and assuming approval of the merger at the annual meeting of shareholders of Charter Financial to be held on June 1, 2007. The undersigned hereby instructs you to surrender to the exchange agent the certificate(s) representing the common shares, no par value per share, of Charter Financial (the “Charter Financial common shares”) held by you for the account of the undersigned, and to elect, in the manner instructed below, to have the Charter Financial common shares evidenced by such certificate(s) converted into the right to receive, for each Charter Financial common share:

(a) 1.5951 shares of Boston Private common stock, par value $1.00 per share (the “Boston Private common stock”), plus cash in lieu of fractional shares (the “stock consideration”) as set forth in the merger agreement (the “stock election”);

(b) $45.70 in cash (the “cash consideration,” and, together with the stock consideration, the “merger consideration”), subject to adjustment as described in the proxy statement/prospectus dated April 23, 2007, which was filed with Securities and Exchange Commission by Boston Private and mailed to Charter Financial shareholders on or about April 30, 2007, and in the merger agreement (the “cash election”); or

(c) the cash consideration with respect to a portion of the undersigned’s whole Charter Financial common shares evidenced by that certificate(s) as designated by the undersigned and the stock consideration with respect to the balance of the undersigned’s whole Charter Financial common shares evidenced by that certificate(s) (the “mixed election”).

The undersigned understands that the election is subject to certain terms, conditions and limitations set forth in the merger agreement and described in the proxy statement/prospectus. A copy of the merger agreement is attached to the proxy statement/prospectus as Annex A. Under the merger agreement, Charter Financial and Boston Private have agreed that, regardless of the elections made by Charter Financial shareholders, 60% of the outstanding shares of Charter Financial common stock will be converted into shares of Boston Private common stock, and the remaining 40% of the shares of Charter Financial common stock will be converted into cash. Therefore, the stock and cash elections that the undersigned has instructed be made below may be subject to allocation to preserve this requirement. The undersigned understands that cash or shares of Boston Private common stock could be received for greater or fewer Charter Financial shares than specified in this Instruction Form.

The undersigned hereby instruct(s) you to elect to exchange the number of shares of Charter Financial common stock indicated below or, if no number is indicated, all shares of Charter Financial held by you for the account of the undersigned, upon the terms and subject to the conditions set forth in the merger agreement.

Unless otherwise indicated, it will be assumed that all shares of Charter Financial common stock held by us for your account are to be exchanged. If the undersigned does not mark one of the election instruction boxes below, the undersigned will be deemed to have indicated no preference as to the receipt of cash consideration or stock consideration (a “non-election”) and will receive merger consideration based on the results of the allocation procedures set forth in the merger agreement and described in the proxy statement/prospectus.

ELECTION INSTRUCTION

Check one of the boxes below:

☐	Make a stock election: exchange all shares for stock – 1.5951 shares of Boston Private common stock for each Charter Financial common share, plus cash in lieu of any fractional shares.

☐	Make cash election: exchange all shares for cash -$45.70 per share

☐	Make a mixed election*

       Shares of Charter Financial common stock converted into a cash payment of $45.70 per share

Shares of Charter Financial common stock converted into 1.5951 shares of Boston Private common stock for each Charter Financial share, plus cash in lieu of any fractional shares

* Please note that the total number of shares specified above should equal the total number of shares of Charter Financial common stock we hold for your account.

SIGN HERE

Signature(s):

Name(s):

(PLEASE PRINT)

Taxpayer Identification or Social Security Number:

Address(es):

(INCLUDING ZIP CODE)

Area Code/Phone Number:

Date: